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NEWS RELEASE

Lundin Mining informs on the accident in the Galmoy mine in Ireland

February 18, 2007 (TSX: LUN; SSE: LUMI; AMEX: LMC) Lundin Mining Corporation ("Lundin Mining" or the "Company") deeply regrets to have to announce that the serious accident which occurred in the Galmoy mine, owned by Lundin Mining, in Ireland on Friday the 16th of February 2007, led to a fatality.

A mine fitter, Michael Joyce, fell through a safety railing while working near the crusher and sustained serious head injuries. On Sunday afternoon, the 18th of February 2007, he passed way.

Michael, aged 43, was employed by Galmoy Mines Ltd. in 2000. He leaves his wife Eileen and two young children.

"The accident is foremost a tragedy for Michael’s family. Michael had been working in the mine for nearly seven years and was a well respected colleague and work mate. The loss of Michael is deeply regretted by the management and staff at the mine.

We will thoroughly investigate the cause of this accident in conjunction with the Health and Safety Authority. On this day our thoughts are with Michael’s wife, Eileen, and their two small children, as well as the family circle." said Stefan Månsson, Managing Director at Galmoy Mines Ltd.

Operations at the Galmoy mine will be at a stand-still until after the funeral.

For further information, please contact:

Catarina Ihre, Manager Corporate Communications: +46 70 607 9263
Stefan Månsson, Managing Director Galmoy Mines Ltd.: +353 56 8837 122